UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Bellhop Technologies Inc.

Legal status of issuer

>   *Form*
>   Corporation
>
>   *Jurisdiction of Incorporation/Organization*
>   Delaware
>
>   *Date of organization*
>   April 14, 2014

Physical address of issuer
137 W 25th St, 11th Fl, New York, NY 10001

Website of issuer
www.bellhop.app

Current number of employees
2

	Most recent fiscal year-end (December 31, 2019)	Most recent fiscal year-end (December 31, 2018)
Total Assets	$876,173.45	$429,516.58
Cash & Cash Equivalents	$801,629.30	$308,444.13
Accounts Receivable	$0.00	$0.00
Short-term Debt	$139,817.14	$157,864.69
Long-term Debt	$625,000.00	$425,000.00
Revenues/Sales	$55.59	-$8,881.72
Cost of Goods Sold	$(111.29)	$3,636.90
Taxes Paid	$0	$550.00
Net Income	$(945,308.28)	-$628,778.50

April 29, 2020

FORM C-AR

Bellhop Technologies Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Bellhop Technologies Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at www.bellhop.app no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2020

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

Bellhop Technologies Inc. (the "**Company**") is a Delaware corporation, formed on April 14, 2014. The Company was formerly known as Techotel Inc. The Company is currently also conducting business under the name of Bellhop.

The Company is located at 137 W 25th St, 11th Fl, New York, NY 10001.

The Company's website is https://www.bellhop.app.

The information available on or through our website is not a part of this Form C-AR.

The Business
Our Company provides an app to streamline the on-demand transportation experience by aggregating ride shares, bike and scooter shares, car shares, and public transit into single interface. Our customers have the option to decide which ride or bike service they would prefer, which saves them time and money. We utilize the same pricing and availability data provided by the ride sharing and bike/scooter sharing companies, and consumers pay the same price as if they were transacting on the original ride sharing and bike sharing apps. Depending on the ride or bike option chosen, we make money based on negotiated commissions for traffic sent to the supplier transportation provider.

RISK FACTORS

Risks Related to the Company's Business and Industry

We rely on other companies' access to their systems through their application programming interface ("API") for our app to be of value to our users.
We depend on these suppliers to meet our obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our app and products may be adversely impacted if companies to whom we depend on, revoke our access to their APIs to meet our customers' expectations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers.

The development and commercialization of our app is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize apps. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position – the likelihood that our app will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of product offerings and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expenses due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by using secure servers and ensuring the data is encrypted during transmission. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality and price. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these services from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a materially adverse impact on our operations, business, financial results and financial condition.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Payam Safa, Director and CEO of the Company. The Company has or intends to enter into employment agreements with Payam Safa although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Payam Safa or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could

adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences towards our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to our suppliers could occur.
A disruption in our suppliers services could have an adverse effect on our business. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism.

The consolidation of our suppliers could adversely affect us.
Suppliers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger suppliers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. Consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks,

or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired

technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive, confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new

industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business
Our Company provides an app to streamline the on-demand transportation experience by aggregating ride shares, bike and scooter shares, car shares, and public transit into a single interface. Our customers have the option to decide which ride or bike service they would prefer, which saves them time and money. We utilize the same pricing and availability data provided by the ride sharing and bike/scooter sharing companies, and consumers pay the same price as if they were transacting on the original ride sharing and bike sharing apps. Depending on the ride or bike option chosen, we make money based on negotiated commissions for traffic sent to the supplier transportation provider.

Business Plan
The Company's business model relies on the continued growth and success of new and existing ride-hailing, bike sharing, car sharing and other on-demand transportation apps. As a "Kayak for transportation services," the Company's intention is to continue our growth into multiple transportation verticals, such as car sharing, bike sharing, and public transit services. Therefore, growth in these additional categories is also dependent on the continued growth and success of these respective apps. The problem in today's world is that the volume of apps has grown so exponentially in the past few years that consumers don't know how to take advantage of all the capabilities that apps provide. For example, some consumers switch between the various ride hailing apps to decide which ride option is best based on price, number of stops, or pickup time. The problem is exacerbated for travelers since they don't always know which apps are even available in a foreign destination. The Company's vision is to bring together the best apps across transportation (taxis, ride sharing, car sharing, bike and scooter sharing, and public transit) into a single app, with rides bookable on-demand globally. This creates a seamless experience so consumers no longer need to figure out and search for what's best and available whether at home or on the road. Consumers will be able to book rides directly through the Bellhop app without needing any other app on his/her phone—paying the same price as they normally would pay on our suppliers' apps. The Company is working towards having merchant of record capability so consumers don't have to have accounts with every transportation provider. Direct B2C digital marketing campaigns (social media, email marketing, testing limited ads on FB, Twitter, Instagram, Google), optimization in organic search results, and app store optimization are the primary user acquisition channels. The Company targets specific consumer segments we believe have a strong likelihood of being active users of the app, e.g. college females who don't like taking public transport late at nights, lawyers going between meetings all day in the city, and consultants traveling every week. The market opportunity in the U.S. alone for ride sharing is roughly $50B. The Company utilizes its marketing and online presence to win with consumers when they could be considering various ride-hailing alternatives. The Company works collaboratively with its customers to improve the app experience and incorporate features that will keep them loyal. We believe we must continue to provide new, innovative capabilities and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts might not be realized until future years, we believe these activities demonstrate our commitment to future growth.

History of the Business
The vision of the Company has always been to give consumers on-demand access to the best local services from anywhere in the world. In the 4th quarter of 2014, we went to market with a hotel concierge platform that was designed to give hotel guests access to all hotel services on-demand through their smartphone. We empowered users to make hotel-related service requests from anywhere, inside or outside of the hotel, instead of having to be physically within the hotel room, and using the in-room telephone to speak to an operator. The idea was to build a supply of hotels within our marketplace, so a traveler can use the Bellhop app to have access to the best local services offered through hotels. After a year in the market with this product, we came to the conclusion that the business model had a couple of flaws: 1) scalability issues, and 2) whether this was a consumer solution or a hotel solution. As we continued building our relationships with hotels, they began asking us to build more hotel related features and to integrate with their systems. Additionally, the sales cycle to on-board individual properties was taking at least 6-12 months. As a result, it was apparent that we had two possible paths to take: 1) a B2B solution focused on building a white-labeled product for hotels and selling the technology directly to them 2) a B2C solution which would build the supply of services through other apps, and remove the dependency from hotels. At this juncture, we pivoted down the B2C path, and are now focused on the aggregation of on-demand transportation services.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bellhop app	Aggregator of on-demand transportation services.	City-based individuals ages 18-65 who use at least one ride-hailing app.

We are constantly researching new service categories which we think might appeal to our customers, such as bikes, car shares, bikes and scooter shares, and public transit services. We currently offer the ride-hailing and bike sharing capability and are hoping to expand our offerings into car sharing and public transit by next year.

We offer our mobile app for download through the Apple App and Google Play stores, and users are made aware of the application primarily through digital media (e.g. social media), search engines, and email marketing campaigns.

Competition
The Company's primary competitors are Migo, Google Maps, and Transit.

Google Maps has added on-demand ride transportation as an additional mode of transport when a user inputs a destination. They have an advertising business model, and the user experience isn't optimized to be a ride hailing app. Migo is a multi-modal ground transportation app that combines ride sharing and bike sharing in addition to the ride hailing capability. As a result, their experience for booking rides is also sub-optimal when compared to the Company. Transit is a public transit app that shows bus and subway routes and timetables. They have recently integrated Uber and Lyft into the app, giving their users the ability to book some ride options as well. The Company's advantages are being first to market as an extremely scalable aggregator of transportation apps and securing relationships with many of the top apps.

Supply Chain and Customer Base

Although many ride-hailing apps, which are essential to the Company's business, exist throughout the US and around the world, the Company needs access to the APIs of each supplier and subsequently needs to build an integration using the API. The Company has no exclusivity arrangements, so although we have a first mover advantage and a leader in the market, other competitors can continue to enter the market with similar product offerings. Therefore, the Company's ability to deliver transportation services is dependent on supplier apps' abilities to offer their services without significant shortage or downtime. Such outages or downtime could materially adversely affect the Company's operating results.

Our customers are individuals predominantly based in urban cities throughout the United States.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4727577	Downloadable software in the nature of a mobile application for use in providing concierge services to travelers.	Bellhop	September 17, 2014	April 28, 2015	Unites States

Governmental/Regulatory Approval and Compliance

The Company is not directly affected by laws and regulations of U.S. federal, state and local governmental authorities, nor the laws and regulations of international countries and bodies, such as the European Union (the "EU"). However, the suppliers which are the ride-hailing app companies may be affected by changes to the regulatory landscape which may in turn impact the Company's operations.

Litigation

None

Other

The Company's principal address is 137 W 25th St, 11th Fl, New York, NY 10001

The Company has the following additional addresses:

The Company conducts business in New York.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Payam Safa

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, 4/14/2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Bellhop Technologies Inc.: 4/14/2014 – present. Responsible for all company operations, including product management, business development, partnerships, marketing, investor relations, and fundraising

Education
INSEAD MBA 2011,
UCLA BS Computer Science and Engineering 2005

Name
Norm Rose

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Advisor, May 9, 2015 – Present
Board Director, November 19, 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President, Travel Tech Consulting, Inc. 1995-Present – Provides strategic marketing and technology services to the global travel industry

Education
University of Maryland, College Park MD. Bachelor of Science in Business Administration, Marketing. Graduated 1978

Daniel Gohari

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Director, November 19, 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder, Avenue Property Group, February, 2010 - Present, Real Estate Investments

Education
NYU Stern, Business, 2001

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Payam Safa

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, 4/14/2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Bellhop Technologies Inc.: 4/14/2014 – present. Responsible for all company operations, including product management, business development, partnerships, marketing, investor relations, and fundraising

Education
INSEAD MBA 2011
UCLA BS Computer Science and Engineering 2005

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees.

The Company has the following consulting agreements:

Name	Description	Effective Date	Termination Date
Josef Richter	UI/UX - Contractor	September 1, 2015	N/A
Nick Ferris	Marketing - Contractor	August 14, 2017	October 31, 2019
Tim Furey	Business Development - Contractor	October 15, 2017	May 21, 2018
Stephen Bradley	Business Development - Contractor	June 1, 2018	December 1, 2018

Layla Tabatabaie	Partnerships - Contractor	December 1, 2017	April 11, 2018

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	9,610,560
Voting Rights	Each holder of record of Common Stock is entitled to one vote in person for each share of such stock.
Anti-Dilution Rights	None.

Type of security	Series Seed Preferred Stock
Amount outstanding	4,287,534*
Voting Rights	Each holder is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible. The Company has entered into a Voting Agreement, dated as of November 12, 2019, pursuant to which the holders of Series Seed Preferred Stock are entitled to elect three directors.
Anti-Dilution Rights	Broad-based weighted average anti-dilution protection

*This number includes (i) 1,232,387 shares issued in currently ongoing Series Seed round of financing and (ii) 3,055,147 shares issued as a result of conversion of SAFEs and convertible notes.

Type of security	Options
Amount outstanding	697,404
Voting Rights	Not until the Options are exercised, if ever
Anti-Dilution Rights	N/A

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Payam Safa
Dollar Amount outstanding	$60,575.48
Interest rate and payment schedule	This is an interest free unsecured loan made to Bellhop Technologies Inc.
Amortization schedule	There is no amortization schedule.
Describe any collateral or security	The loan is unsecured by collateral.
Maturity date	None.
Other material terms	None.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Stock	1,232,387	$1,435,000*	Product development, R&D, operations, marketing, and business development	November 11, 2019	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	1	$100,000.00	Product development, research and development	January 20, 2018	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	1	$700,000.00	Product development, research and development	January 12, 2018	Rule 506(b)
Units of Crowd SAFE	247,436	$247,436.00	Production development,	October 21, 2017	Regulation CF

			marketing, and R&D		
Units of Crowd SAFE	106,499	$106,499.00	Production development, marketing, and R&D	September 24, 2017	Regulation CF

*The round is ongoing, total offering amount is $2,300,000, total remaining amount to be sold is $865,000.

The price of the securities was determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Ownership

Below the beneficial owners of 20% percent or more of the Company's equity securities, calculated on a fully diluted as-converted basis.

Name	Percentage Owned
Payam Safa	52%*

Calculated on a fully diluted as-converted basis, including the following:
Common Stock - 10,319,426
Options - 1,743,413 (which includes the issued and reserved for future issuance options)
Series Seed Preferred - 4,287,534
The total number of shares - 16,350,373.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

2018 Tax Return Information

Total Income	Taxable Income	Total Tax
-$945,308.28	-$945,308.28	$0.00

The Company has not yet filed its 2019 income tax return.

Operations

The Company does not expect to achieve profitability in the next 12 months due to continued investment in research and development of the product, and intends to focus on the following milestones: integrating with at least 200 ride hailing or car service providers, apps, and achieving a user base of 100,000 monthly active users.

Liquidity and Capital Resources

On October 21, 2017 the Company conducted an offering pursuant to Regulation CF and raised $349,835.00. On January 12, 2018 and January 20, 2018 the Company raised a total of $800,000 on two

separate convertible SAFE note offerings. On November 19, 2019, the Company has conducted its first equity round and raised $1,435,000 as a result all the convertible instruments (SAFEs, CrowdSAFEs, and convertible notes) have converted in various Series (A, B, C, D, E) of Series Seed Preferred Stock.

The Company currently has $615,000 cash on hand, which gives a runway of 9 months.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties, Material Changes and Other Information
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer
Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/ father/ daughter/ son/ sister/ brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the purchaser may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Payam Safa
Relationship to the Company	Director and Chief Executive Officer.
Total amount of money involved	$96,282.00
Benefits or compensation received by related person	None.
Benefits or compensation received by Company	The Company is using the proceeds, interest free, for working capital.
Description of the transaction	The transaction was an interest free unsecured loan to Bellhop Technologies Inc.

Securities

Related Person/Entity	Mitra Toossi
Relationship to the Company	Mitra Toosi is the mother of Payam Safa.
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Equity in Bellhop Technologies Inc. upon conversion of the note pursuant to its terms.
Benefits or compensation received by Company	The Company is using the proceeds for working capital.
Description of the transaction	Convertible note purchased by Payam Safa's mother.

Related Person/Entity	Fred Safa
Relationship to the Company	Fred Safa is the father of Payam Safa.
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Equity in Bellhop Technologies Inc. upon conversion of the note pursuant to its terms.
Benefits or compensation received by Company	The Company is using the proceeds for working capital.
Description of the transaction	Convertible note purchased by Payam Safa's father.

Conflicts of Interest

The Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

/s/ Payam Safa
(Signature)

Payam Safa
(Name)

CEO
(Title)

April 29, 2020
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Payam Safa
(Signature)

Payam Safa
(Name)

Director
(Title)

April 29, 2020

/s/ Norm Rose
(Signature)

Norm Rose
(Name)

Director
(Title)

April 29, 2020

/s/ Daniel Gohari
(Signature)

Daniel Gohari
(Name)

Director
(Title)

April 29, 2020
(Date)

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENTS CERTIFICATION

I, Payam Safa, the CEO of Bellhop Technologies Inc. (the "**Company**"), hereby certify that

(1)   the Company's financial statements included in this Form C-AR are true and complete in all material respects; and

(2)   the Company's tax return information included in this Form C-AR reflects accurately the information which will be reported on the Company's tax return for the fiscal year ended December 2019.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 29, 2020.

/s/Payam Safa

Name: Payam Safa

Title: CEO

Date: April 29, 2020

Bellhop Technologies Inc

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Checking	801,469.28
1100 Business Fundamentals Chk (8557)	0.00
1200 Business Advantage Sav (8024)	160.02
Total Bank Accounts	**$801,629.30**
Other Current Assets	
Prepaid Expense	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$801,629.30**
Fixed Assets	
1600 Fixed Assets	
1610 Software Development	111,200.00
Total 1600 Fixed Assets	**111,200.00**
1620 Computers	3,072.45
Accumulated Depreciation	-46,528.30
Total Fixed Assets	**$67,744.15**
Other Assets	
1700 Security Deposits	6,800.00
Total Other Assets	**$6,800.00**
TOTAL ASSETS	**$876,173.45**

Bellhop Technologies Inc

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
BOA Credit Card x 6486	-26,850.85
2100 BOA Credit Card x5894	12,295.35
Total BOA Credit Card x 6486	**-14,555.50**
Brex	0.00
Total Credit Cards	**$ -14,555.50**
Other Current Liabilities	
2200 Payroll Liabilities	83.19
2300 Loan Payable	60,575.48
2350 Interest Payable	93,713.97
Rent Liability	0.00
Total Other Current Liabilities	**$154,372.64**
Total Current Liabilities	**$139,817.14**
Long-Term Liabilities	
2399 Convertible Notes Payable	625,000.00
Total Long-Term Liabilities	**$625,000.00**
Total Liabilities	**$764,817.14**
Equity	
2600 Paid in Capital	765.00
2660 Prime Trust LLC/CROWDFUNDING	321,517.00
2670 Richard S Kearney	700,000.00
2680 David M Bagget	100,000.00
Total 2600 Paid in Capital	**1,122,282.00**
2900 Common Stock	96.00
2999 Retained Earnings	-1,275,713.41
Preferred Stock	1,210,000.00
Net Income	-945,308.28
Total Equity	**$111,356.31**
TOTAL LIABILITIES AND EQUITY	**$876,173.45**

Bellhop Technologies Inc

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
4000 Adjustments to Gross	
4020 Rev Share - Collected from 3rd Party	55.59
4060 Cancellations & Refunds - Applied to Bellhop	-22.64
Total 4000 Adjustments to Gross	**32.95**
Total Income	**$32.95**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5060 CC Fees	111.29
Total 5000 Cost of Goods Sold	**111.29**
Total Cost of Goods Sold	**$111.29**
GROSS PROFIT	**$ -78.34**
Expenses	
6100 Sales & Marketing	
6110 Advertising	25,955.32
App Store Optimization	531.00
Total 6110 Advertising	**26,486.32**
6130 Trade Shows & Conferences	435.87
6140 Marketing	1,992.00
6180 Creative Services	37,500.00
SMS Marketing	5,682.06
Total 6100 Sales & Marketing	**72,096.25**
6200 Facilities Expense	
6210 Office Rent	6,548.00
6230 Utilities	1,151.84
Total 6200 Facilities Expense	**7,699.84**

Bellhop Technologies Inc

PROFIT AND LOSS

January - December 2019

	TOTAL
6400 Office & Admin Expense	
6405 Bank Service Charges	739.22
6415 Dues and Subscriptions	489.96
6430 Software/SaaS <$2500	
Analytics	13,907.58
Cloud Services Software	2,030.25
Customer Engagement	7,770.02
Database management	1,720.79
Design Resources	2,216.65
Dev Ops	2,675.16
Logging	5,305.24
Map Routing	9,562.42
Productivity	1,773.85
Survey	222.00
Web Hosting	2,043.90
Total 6430 Software/SaaS <$2500	**49,227.86**
6450 IT Expenses	82.35
6455 Licenses and Permits	600.00
6465 Office Expense	303.92
6470 Office Supplies	25.03
6491 Testing	3,884.91
Total 6400 Office & Admin Expense	**55,353.25**
6500 Travel & Entertainment	
6510 Airfare	1,413.76
6530 Lodging	703.08
6540 Meals & Entertainment	1,089.17
6550 Auto/Ground Trans/Parking /Tolls	77.22
Total 6500 Travel & Entertainment	**3,283.23**
6600 Professional Services & Consul.	
6610 Accounting / Finance	6,228.60
6630 IT/Web Sevices Consulting	198,067.10
6640 Legal Fees	40,554.50
6650 Marketing & PR Consultants	35,612.04
6660 Engineering/Development	252,765.91
6670 Other Consultants	359.63
6680 Payroll Processing Fees	570.18
Total 6600 Professional Services & Consul.	**534,157.96**
6700 Payroll Taxes and Benefits	55.53
6710 Wages and Salaries	170,833.34
6730 Employer Payroll Taxes	14,041.38
Total 6700 Payroll Taxes and Benefits	**184,930.25**

Bellhop Technologies Inc

PROFIT AND LOSS

January - December 2019

	TOTAL
6720 Employee Benefits	
6721 Employee Rent	41,200.00
Total 6720 Employee Benefits	**41,200.00**
Total Expenses	**$898,720.78**
NET OPERATING INCOME	**$ -898,799.12**
Other Income	
8000 Interest Expense	
8010 Interest Income	19.14
Total 8000 Interest Expense	**19.14**
Total Other Income	**$19.14**
Other Expenses	
8050 Depreciation Expense	46,528.30
Total Other Expenses	**$46,528.30**
NET OTHER INCOME	**$ -46,509.16**
NET INCOME	**$ -945,308.28**

Bellhop Technologies Inc
Profit and Loss
January - December 2018

	Total
Income	
3000 Gross Value of Services	
3030 Ride Processed by Bellhop	757.79
Total 3000 Gross Value of Services	**$ 757.79**
4000 Adjustments to Gross	
4070 Fraud & Chargebacks - Applied to Bellhop	-9,639.51
Total 4000 Adjustments to Gross	**-$ 9,639.51**
Total Income	**-$ 8,881.72**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 Internet Hosting/Service Delivery	3,636.90
5070 Other COGS	0.00
Total 5000 Cost of Goods Sold	**$ 3,636.90**
Total Cost of Goods Sold	**$ 3,636.90**
Gross Profit	**-$ 12,518.62**
Expenses	
6100 Sales & Marketing	
6110 Advertising	62,813.85
6120 Business Promotion	3,161.75
6130 Trade Shows & Conferences	13,881.32
6140 Marketing	120.20
6150 Marketing Collateral	114.32
6160 Sales Programs	309.17
6170 Surveys/Analytics	2,001.00
6180 Creative Services	2,960.88
Total 6100 Sales & Marketing	**$ 85,362.49**
6200 Facilities Expense	
6210 Office Rent	18,385.00
6230 Utilities	248.94
Total 6200 Facilities Expense	**$ 18,633.94**
6400 Office & Admin Expense	
6405 Bank Service Charges	631.22
6415 Dues and Subscriptions	603.19
6420 Equip. & Furniture <$2500	1,455.27
6430 Software/SaaS <$2500	19,879.14

6450 IT Expenses	2,454.57
6465 Office Expense	1,111.30
6470 Office Supplies	329.82
6480 Postage and Delivery	6.70
6485 Printing and Reproduction	30.00
6490 Miscellaneous Expense	341.18
Total 6400 Office & Admin Expense	**$ 26,842.39**
6500 Travel & Entertainment	
6510 Airfare	2,397.79
6530 Lodging	1,979.00
6540 Meals & Entertainment	3,246.38
6550 Auto/Ground Trans/Parking /Tolls	4,686.25
Total 6500 Travel & Entertainment	**$ 12,309.42**
6600 Professional Services & Consul.	
6610 Accounting / Finance	10,883.38
6630 IT/Web Sevices Consulting	215,600.38
6640 Legal Fees	10,062.00
6650 Marketing & PR Consultants	78,299.00
6660 Engineering/Development	1,757.00
6670 Other Consultants	4,244.08
6680 Payroll Processing Fees	546.00
Total 6600 Professional Services & Consul.	**$ 321,391.84**
6700 Payroll Taxes and Benefits	
6710 Wages and Salaries	107,000.00
6730 Employer Payroll Taxes	8,682.61
Total 6700 Payroll Taxes and Benefits	**$ 115,682.61**
9000 Taxes	
9010 State	550.00
Total 9000 Taxes	**$ 550.00**
Total Expenses	**$ 580,772.69**
Net Operating Income	**-$ 593,291.31**
Other Income	
8000 Interest Expense	
8010 Interest Income	-33,804.97
Total 8000 Interest Expense	**-$ 33,804.97**
Total Other Income	**-$ 33,804.97**
Other Expenses	
7000 Other Expenses	
7020 Other Expenses	1,682.22
Total 7000 Other Expenses	**$ 1,682.22**

	$
Total Other Expenses	**1,682.22**
Net Other Income	**-$** **35,487.19**
Net Income	**-$** **628,778.50**

Bellhop Technologies Inc
Balance Sheet
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Checking	58,315.95
1100 Business Fundamentals Chk (8557)	0.00
1200 Business Advantage Sav (8024)	250,128.18
Total Bank Accounts	**$** **308,444.13**
Other Current Assets	
Prepaid Expense	0.00
Total Other Current Assets	**$** **0.00**
Total Current Assets	**$** **308,444.13**
Fixed Assets	
1600 Fixed Assets	
1610 Software Development	111,200.00
Total 1600 Fixed Assets	**$** **111,200.00**
1620 Computers	3,072.45
Total Fixed Assets	**$** **114,272.45**
Other Assets	
1700 Security Deposits	6,800.00
Total Other Assets	**$** **6,800.00**
TOTAL ASSETS	**$** **429,516.58**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	0.00
Total Accounts Payable	**$** **0.00**
Credit Cards	
2100 BOA Credit Card	0.00
Brex	3,544.04

Total Credit Cards	$ 3,544.04
Other Current Liabilities	
2200 Payroll Liabilities	31.20
2300 Loan Payable	60,575.48
2350 Interest Payable	93,713.97
Total Other Current Liabilities	$ 154,320.65
Total Current Liabilities	$ 157,864.69
Long-Term Liabilities	
2399 Convertible Notes Payable	425,000.00
Total Long-Term Liabilities	$ 425,000.00
Total Liabilities	$ 582,864.69
Equity	
2600 Paid in Capital	765.00
2660 Prime Trust LLC/CROWDFUNDING	321,517.00
2670 Richard S Kearney	700,000.00
2680 David M Bagget	100,000.00
Total 2600 Paid in Capital	$ 1,122,282.00
2900 Common Stock	96.00
2999 Retained Earnings	-646,947.61
Net Income	-628,778.50
Total Equity	-$ 153,348.11
TOTAL LIABILITIES AND EQUITY	$ 429,516.58

Bellhop Technologies Inc
Statement of Cash Flows
January - December 2018

	Total
OPERATING ACTIVITIES	
Net Income	-628,778.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Expense	0.00
2000 Accounts Payable (A/P)	-1,459.14
2100 BOA Credit Card	-8,357.74
Brex	3,544.04
2200 Payroll Liabilities	31.20
2300 Loan Payable	-35,706.52
2350 Interest Payable	33,933.15
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 8,015.01

Net cash provided by operating activities	-$ 636,793.51
INVESTING ACTIVITIES	
1620 Computers	-3,072.45
1700 Security Deposits	-6,800.00
Net cash provided by investing activities	-$ 9,872.45
FINANCING ACTIVITIES	
2399 Convertible Notes Payable	0.00
2600 Paid in Capital:2660 Prime Trust LLC/CROWDFUNDING	20,902.00
2600 Paid in Capital:2670 Richard S Kearney	700,000.00
2600 Paid in Capital:2680 David M Bagget	100,000.00
Net cash provided by financing activities	$ 820,902.00
Net cash increase for period	$ 174,236.04
Cash at beginning of period	134,208.09
Cash at end of period	$ 308,444.13